Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

ELECTION OF MS. LEUNG OI-SIE ELSIE AS AN INDEPENDENT DIRECTOR

OF THE FIFTH SESSION OF THE BOARD

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Monday, 30 May 2016 (the “AGM” or “Meeting”). All resolutions were duly passed.

I.	VOTING RESULTS AT THE AGM

The AGM was held on Monday, 30 May 2016 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

Shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Shareholders and authorized proxies holding a total of 22,055,782,551 voting shares of the Company, representing 78.032948% of the total voting shares of the Company, attended the AGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of the Company Law of the People’s Republic of China , the Rules for Shareholders’ Meetings of Listed Companies , the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting		12
including:	number of A Share shareholders	10
	number of H Share shareholders	2
Total number of shares with voting rights		22,055,782,551
including:	total number of shares held by A Share shareholders	19,327,051,186
	total number of shares held by H Share shareholders	2,728,731,365
Percentage to the total number of shares with voting rights		78.032948%
including:	percentage of shares held by A Share shareholders	68.378747%
	percentage of shares held by H Share shareholders	9.654201%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the A Share shareholders who attended the Meeting by way of online voting.

The Meeting was chaired by Mr. Yang Mingsheng, the Chairman of the Board. Ten out of the twelve Directors of the Company attended the Meeting, while Executive Director Mr. Xu Hengping and Non-executive Director Mr. Zhang Xiangxian were unable to attend due to other business commitments. Four out of the five Supervisors of the Company attended the Meeting, while Ms. Xiong Junhong was unable to attend due to other business commitments. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the report of the Board of Directors of the Company for the year 2015	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,713,692,684	99.448876	663,720	0.024324	14,374,961	0.526800	2,728,731,365
		Total	22,040,743,870	99.931815	663,720	0.003010	14,374,961	0.065175	22,055,782,551
	The resolution was duly passed as an ordinary resolution.
2	To consider and approve the report of the Supervisory Committee of the Company for the year 2015	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,713,709,829	99.449505	670,370	0.024567	14,351,166	0.525928	2,728,731,365
		Total	22,040,761,015	99.931893	670,370	0.003039	14,351,166	0.065068	22,055,782,551
	The resolution was duly passed as an ordinary resolution.

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
3	To consider and approve the financial report of the Company for the year 2015	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,713,716,414	99.449746	672,200	0.024634	14,342,751	0.525620	2,728,731,365
		Total	22,040,767,600	99.931923	672,200	0.003048	14,342,751	0.065029	22,055,782,551
	The resolution was duly passed as an ordinary resolution.
4	To consider and approve the profit distribution plan of the Company for the year 2015	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,713,794,919	99.452623	662,160	0.024266	14,274,286	0.523111	2,728,731,365
		Total	22,040,846,105	99.932279	662,160	0.003002	14,274,286	0.064719	22,055,782,551
	The resolution was duly passed as an ordinary resolution.

5	To consider and approve the remuneration of the Directors and Supervisors of the Company	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,429,667,401	89.040183	278,087,870	10.191105	20,976,094	0.768712	2,728,731,365
		Total	21,756,718,587	98.644056	278,087,870	1.260839	20,976,094	0.095105	22,055,782,551
	The resolution was duly passed as an ordinary resolution.

6	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the fifth session of the Board of Directors of the Company	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,711,301,804	99.361258	2,230,345	0.081735	15,199,216	0.557007	2,728,731,365
		Total	22,038,352,990	99.920975	2,230,345	0.010112	15,199,216	0.068913	22,055,782,551

The resolution was duly passed as an ordinary resolution. The qualification of Ms. Leung Oi-Sie Elsie as a Director of the Company is subject to the approval of the China Insurance Regulatory Commission (the “CIRC”).

7	To consider and approve the remuneration of auditors of the Company for the year 2015	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,713,097,789	99.427075	1,329,015	0.048705	14,304,561	0.524220	2,728,731,365
		Total	22,040,148,975	99.929118	1,329,015	0.006026	14,304,561	0.064856	22,055,782,551
	The resolution was duly passed as an ordinary resolution.

8	To consider and approve the appointment of auditors of the Company for the year 2016	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,710,587,039	99.335064	1,536,475	0.056307	16,607,851	0.608629	2,728,731,365
		Total	22,037,638,225	99.917734	1,536,475	0.006967	16,607,851	0.075299	22,055,782,551
	The resolution was duly passed as an ordinary resolution.

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
9	To consider and approve the Company’s continued donations to China Life Foundation	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,711,257,039	99.359617	874,475	0.032047	16,599,851	0.608336	2,728,731,365
		Total	22,038,308,225	99.920772	874,475	0.003965	16,599,851	0.075263	22,055,782,551
	The resolution was duly passed as an ordinary resolution.
10	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors Meetings	A Share shareholders	19,327,051,186	100.000000	0	0.000000	0	0.000000	19,327,051,186
		H Share shareholders	2,713,661,674	99.447740	706,120	0.025877	14,363,571	0.526383	2,728,731,365
		Total	22,040,712,860	99.931675	706,120	0.003201	14,363,571	0.065124	22,055,782,551
	The resolution was duly passed as an ordinary resolution.
As a special resolution
11	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution	A Share shareholders	19,323,803,586	99.983197	3,247,600	0.016803	0	0.000000	19,327,051,186
		H Share shareholders	610,370,701	22.368296	2,100,403,925	76.973642	17,956,739	0.658062	2,728,731,365
		Total	19,934,174,287	90.380716	2,103,651,525	9.537869	17,956,739	0.081415	22,055,782,551
	The resolution was duly passed as a special resolution.
Received relevant reports
12	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2015
13	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2015

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3 to No. 6 proposed at the AGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
3	To consider and approve the financial report of the Company for the year 2015	3,521,186	100.0	0	0.00	0	0.00
4	To consider and approve the profit distribution plan of the Company for the year 2015	3,521,186	100.0	0	0.00	0	0.00
5	To consider and approve the remuneration of the Directors and Supervisors of the Company	3,521,186	100.0	0	0.00	0	0.00
6	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the fifth session of the Board of Directors of the Company	3,521,186	100.0	0	0.00	0	0.00

The full text of the resolutions is set out in the circular and notice of the AGM dated 12 April 2016.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	ELECTION OF MS. LEUNG OI-SIE ELSIE AS AN INDEPENDENT DIRECTOR OF THE FIFTH SESSION OF THE BOARD

Mr. Anthony Francis Neoh has been serving as an Independent Director of the Company since June 2010. Given that an independent director shall not serve more than six years as required by the relevant regulations of the PRC, the term of office of Mr. Anthony Francis Neoh will expire soon. Following the approval by the shareholders of the Company at the AGM, Ms. Leung Oi-Sie Elsie has been elected as an Independent Director of the fifth session of the Board as the successor of Mr. Anthony Francis Neoh. The qualification of Ms. Leung Oi-Sie Elsie as a Director is still subject to the approval of the CIRC.

Mr. Anthony Francis Neoh will, in accordance with the relevant laws and regulations and the Articles of Association of the Company, continue to perform his duties as an Independent Director and relevant duties as a member of various Board committees until the qualification of Ms. Leung Oi-Sie Elsie is approved by the CIRC. Mr. Anthony Francis Neoh has confirmed that he has no disagreement with the Board and there are no other matters relating to his retirement that need to be brought to the attention of the shareholders of the Company.

The biographical details of Ms. Leung Oi-Sie Elsie are set out below:

Leung Oi-Sie Elsie, born in Hong Kong in 1939, was the first Secretary for Justice of Hong Kong as well as a member of the Executive Council of Hong Kong. She is currently the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung Oi-Sie Elsie served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the Grand Bauhinia Medal. Ms. Leung Oi-Sie Elsie obtained a master’s degree in law from the University of Hong Kong, and is a fellow of the International Academy of Matrimonial Lawyers. She has been admitted as a solicitor in both Hong Kong and England and Wales. Ms. Leung Oi-Sie Elsie has been serving as an independent non-executive director of United Company RUSAL Plc since December 2009, an independent non- executive director of China Resources Power Holdings Company Limited since April 2010, and an independent non-executive director of Beijing Tong Ren Tang Chinese Medicine Company Limited since May 2013, all of which are companies listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Ms. Leung Oi-Sie Elsie will enter into a service contract with the Company and her term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. She is eligible for re-election upon expiry of her term. Ms. Leung Oi-Sie Elsie will be entitled to an annual director’s fee to be determined by the Board with reference to her duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Ms. Leung Oi-Sie Elsie has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Ms. Leung Oi-Sie Elsie does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Ms. Leung Oi-Sie Elsie that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), nor is there anything that needs to be brought to the attention of the shareholders of the Company.

Ms. Leung Oi-Sie Elsie has confirmed her independence pursuant to Rule 3.13 of the Listing Rules. The Board also considers that Ms. Leung Oi-Sie Elsie meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines.

III.	DISTRIBUTION OF FINAL DIVIDEND

The Company will distribute a final dividend (the “Final Dividend”) of RMB0.42 per share (equivalent to HK$0.49724 per share) (inclusive of tax) for the year ended 31 December 2015 to H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 16 June 2016. According to the Articles of Association of the Company, the Final Dividend will be denominated and declared in Renminbi, and the Final Dividend on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.84466 : HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of the Final Dividend by the AGM.

The H Share register of members of the Company will be closed from Friday, 10 June 2016 to Thursday, 16 June 2016 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the Final Dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 8 June 2016.

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Dividend declared for payment to H Share shareholders. It is expected that the Final Dividend will be distributed by the Receiving Agent on or about Friday, 5 August 2016. Relevant cheques will be dispatched to H Share shareholders entitled to receive the Final Dividend by ordinary post at their own risk.

IV.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the Final Dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the Final Dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of the Final Dividend.

If the Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

V.	PROFIT DISTRIBUTION TO HONG KONG INVESTORS INVESTING IN A SHARES VIA THE SHANGHAI STOCK CONNECT PROGRAM

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, the Final Dividend will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate under such tax treaty will be refunded. The record date, the ex-dividend date and the date of distribution of the Final Dividend and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the A Share shareholders of the Company. It is expected that the Company will distribute the Final Dividend to A Share shareholders whose names appear on the A Share register of members of the Company on Thursday, 16 June 2016, and will complete the distribution of the Final Dividend by Monday, 20 June 2016. The Company will announce separately the details of the arrangement regarding the distribution of the Final Dividend to its A Share shareholders.

VI.	PROFIT DISTRIBUTION TO MAINLAND INVESTORS INVESTING IN H SHARES VIA THE HONG KONG STOCK CONNECT PROGRAM

For Mainland investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the Final Dividend distributed by the Company and distribute such Final Dividend to the relevant investors through its depositary and clearing system. The Final Dividend to be distributed to the investors via the Hong Kong Stock Connect Program will be paid in Renminbi. The record date for investors via the Hong Kong Stock Connect Program will be the same as those for the H Share shareholders of the Company. The Final Dividend is expected to be paid on Wednesday, 10 August 2016 to the investors via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) [2014]81 promulgated on 17 November 2014:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the Final Dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold income tax in the distribution of the Final Dividend pursuant to the above provisions for individual investors;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold income tax in the distribution of the Final Dividend and the Mainland enterprise investors shall pay the tax on their own.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 May 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Robinson Drake Pike, Tang Xin